Exhibit 21.1

Subsidiaries of Sustainable Environmental Technologies Corporation

1.	Pro Water, LLC, a Utah limited liability company, operates as a wholly-owned subsidiary of the Company.

2.	ProWater, LLC, a Colorado limited liability company, operates as a wholly-owned subsidiary of the Company.

3.	SET IP Inc., a California corporation, operates as a wholly-owned subsidiary of the Company.